October 22, 2007
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549
Attention: Ellie Quarles

Re:	Columbia Sportswear Company Definitive 14A Filed April 20, 2007 File No. 0-23939
Dear Ms. Quarles:
          This letter is in response to your letter dated August 21, 2007 setting forth comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Columbia Sportswear Company’s 2007 Proxy Statement. In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.
Corporate Governance Guidelines and Independence, page 4
1.	For each director and nominee for director that is identified as independent, describe, by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) of Regulation S-K that were considered by the board of directors under the applicable independence definitions in determining that the director is independent. See Item 407(a)3) and Instruction 3 to Item 407(a) of Regulation S-K.

In future filings, we will revise this discussion to describe transactions, relationships or arrangements not disclosed that were considered by the board of directors in determining whether directors are independent. There were no undisclosed transactions, relationships or arrangements considered by the board of directors in 2006 in connection with the determination of whether any particular director was independent.
Director Nomination Policy, page 5
2.	Please describe the nominating and corporate governance committee’s process for identifying director nominees, and discuss any differences in the manner in which the nominating and corporate governance committee evaluates nominees for director based on whether the nominee is recommended by a security holder. See Item 407(c)(2)(vi) of Regulation S-K.

In future filings, we will more fully describe the nominating and corporate governance committee’s process for identifying director nominees, along with any differences in the manner in which the committee expects to evaluate nominees based on whether the nominee is recommended by a security holder. To date, the committee has not received a nomination from an outside security holder. We anticipate that any such nominees would be considered based on our needs at the time and on qualifications to serve similar to those expected of all nominees.
Related Transactions Approval Process, page 5
3.	Please describe what constitutes a “related person transaction” instead of referring to the Securities and Exchange Commission rules. Clarify whether the policies and procedures for the review, approval or ratification of transactions with related persons are in writing, and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

In future filings, we will provide additional detail regarding the review and approval of related person transactions, and additional clarity about what constitutes a related person transaction. We disclosed in our 2007 Proxy Statement all related party transactions required to be disclosed.
Compensation Discussion and Analysis, page 10
4.	You indicate that you set compensation based on the achievement of individual objectives. Please provide further analysis regarding the manner in which you consider the individual factors to structure and implement specific forms of compensation to reflect each named executive officer’s individual performance and/or individual contribution, describing the elements of individual performance and/or contribution that have been considered. See Item 402(b)(2)(vii) of Regulation S-K.

In future filings, we will more fully describe the manner in which the compensation committee considers individual factors to structure and implement specific forms of compensation, describing the elements of individual performance and/or contribution considered.
•	With respect to incentive compensation (performance-based, restricted stock units, or RSUs, and annual cash bonuses), we will enhance disclosure to indicate that the maximum amount of either form of incentive compensation that is based on individual performance is 20 percent of the total.

•	We will also disclose, as applicable, that the individual performance appraisal process for each of our executive officers is largely subjective, with much discretion exercised by our compensation committee.

•	The disclosure will also describe the reasons why the compensation committee believes that the amounts paid to the named executive officers are appropriate in light of the various items it considered in making specific compensation decisions. For example,
³	The compensation committee applies consistent policies for setting the pay of the President and Chief Executive Officer, the Chairman, and the other named executive officers, with the amount of compensation for an officer varying based on individual factors such as responsibilities, experience and performance, and on survey group pay data.

³	The pay levels for Mr. Boyle, who sets our strategy and leads us in enhancing shareholder value, are higher than other executive officer positions because of his level of responsibility.

³	The cash compensation for Mrs. Boyle and Mr. Boyle are higher than other executive officer positions because neither of them receive equity-based compensation.
The committee believes that the amounts paid to each named executive officer in 2006 are appropriate because these amounts were targeted at the middle of the market, and any amount paid in excess of target was because of superior performance.
We believe that with this expanded disclosure, we provide all the material information that is necessary to an understanding of our compensation policies and decisions regarding the named executive and how we determine the amount for each element to pay.
Compensation Process, page 10
5.	Please describe the nature and scope of the compensation consultant’s assignment and the material elements of the instructions or directions given to the consultant with respect to the performance of its duties. See Item 407(e)(3)(iii) of Regulation S-K. You have indicated that PricewaterhouseCoopers performs certain duties “[a]mong other things;” please clearly disclose the nature of its duties.

In future filings, we will revise this discussion to more fully address the nature and scope of PricewaterhouseCoopers’ duties. The disclosure will describe how the consultant works with, or at the direction of, the compensation committee to evaluate executive pay, practices and programs, and on ad hoc issues related to broad-based compensation plans and international compensation issues.

6.	You state that you use multiple compensation survey sources and a “modified survey group.” To the extent that you engaged in benchmarking against the companies in the modified survey group or any of the other surveys you have discussed, please identify the components of each peer group. See Item 402(b)(2)(xiv) of Regulation S-K.

We will more fully describe the compensation committee’s use of compensation survey sources. The disclosure will clarify our use of composite data from a variety of compensation surveys to evaluate executive compensation. We believe it would not be practical or helpful to list the numerous individual companies used in multiple surveys. We will provide all material information that is necessary to an understanding of our compensation policies and decisions, but respectfully submit to the Staff that a listing of companies is not necessary to such an understanding.
Weighting of Elements, page 11
7.	You indicate that you review each named executive officer’s “potential total compensation at target performance levels.” Please clarify which definition of total compensation you are using in this discussion, i.e., the definition in Item 402 of Regulation S-K or total direct compensation that you have defined on page 11.

We will clarify our disclosure in future filings to indicate that the phrase “potential total compensation at target performance levels” refers to total direct compensation.

8.	You have not provided quantitative disclosure of the financial goals that the compensation committee established for the executive incentive compensation plan or the equity-based incentives. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors rather than simply indicating, as you do on page 14, that the compensation committee sets the minimum and maximum levels of performance metrics “so that the relative difficulty of achieving these levels is consistent over each three-year performance period.” Please see Instruction 4 to Item 402(b) of Regulation S-K.

We believe that disclosing specific financial goals for incentive cash compensation and performance-based RSUs would cause us competitive harm, as more fully described in Exhibit A, which is provided to the Commission on a supplemental basis.

On page 13 we disclose that we have performed above the incentive cash compensation target for three of the past four years, although we have not achieved the maximum performance level. We also disclose the range and average of payout percentages over the past four years, and that the compensation committee intends to set targets with levels of difficulty to achieve that are consistent from year to year. As indicated in the 2007 Proxy Statement, the performance measures used in performance-based RSUs are relatively new to us; to date no performance-based RSUs have vested. On page 14, we disclose that the compensation committee intends that the relative difficulty of achieving the target levels of performance measures are consistent over each three-year period. We respectfully submit to the Staff that the 2007 Proxy Statement adequately discusses difficulty and likelihood of achieving the undisclosed target levels. .

9.	Please provide further analysis about how you determine the amount and, where applicable, the formula for each element to pay. See Item 402(b)(1(v) of Regulation S-K. Please explain in an easier-to-understand format how you calculate the amount of short-term incentive compensation and restricted stock units that named executive officers could receive. Your disclosure regarding these elements of compensation is somewhat difficult to understand without attaching values to the factors you consider. Please consider including an example with hypothetical or actual values or providing tabular disclosure.

We believe that the enhanced disclosure described in the response to comment 4 provides all the material information that is necessary to an understanding of our compensation policies and decisions regarding the named executive officers in compliance with Instruction 1 to Item 402(b), and adequately describes how specific forms of compensation are structured and implemented to reflect the named executive officer’s individual performance and/or individual contribution to these items of our performance and the elements of individual performance and/or contribution that are taken into account, in compliance with Item 402(b)(2)(vii).

10.	You state that the compensation committee has discretion to reduce the amount of an executive incentive compensation plan award. Please discuss whether the compensation committee has discretion to increase the size of any award, including the equity-based awards, and whether it did. With respect to the equity incentive, also discuss whether the compensation committee may reduce the amount of the award and whether it did. See Item 402(b)(2)(vi) of Regulation S-K.

We will expand our disclosure in future filings to clarify that under our executive incentive compensation plan, the compensation committee can only exercise negative discretion, reducing the size of a cash bonus. The committee cannot increase a bonus under the incentive plan. The disclosure will also indicate that the committee may, however, take action outside the incentive plan to provide additional cash compensation. For example, for retention purposes, or extraordinary contributions, the board of directors could pay additional one-time cash compensation. The disclosure will indicate that with equity awards, the committee uses its discretion making initial grants, but generally cannot reduce or increase that specific award once it is made.
Summary Compensation Table, page 16
11.	With respect to the amount disclosed for “All Other Compensation,” please specify the types of compensation received by each of the named executive officers instead of including a list of various types of compensation that may be included “as applicable” for the different named executive officers.

In future filings we will provide expanded disclosure, identifying the specific types of compensation received by each of the named executive officers.
Director Summary Compensation Table, page 21
12.	You increased annual director compensation on May 18, 2006. Please discuss all fees applicable during the last fiscal year and any prospective changes to director compensation.

We have disclosed fees payable to directors, and in future filings will add disclosure regarding any changes or anticipated changes in director compensation.

We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

          If you have any further comments or questions regarding this letter, please contact me at (503) 985-4305.

Very truly yours,
/s/ Peter J. Bragdon
Peter J. Bragdon
Vice President, General Counsel and Secretary

cc:	Timothy P. Boyle Murrey R. Albers John R. Thomas

EXHIBIT A
Supplemental Analysis Regarding Rationale for Nondisclosure of 2006
Performance Target Levels
The following information is provided, on a supplemental basis, in response to comment 8:
We state on page 12 of the 2007 Proxy Statement that the compensation committee established a short-term performance target consisting of a net income goal, subject to specified adjustments. Eighty percent of the amount of the actual cash bonus paid to a named executive officer in 2006 was based on the extent to which we met the performance target. We state on page 14 of the 2007 Proxy Statement that the compensation committee established a performance-based RSU target based on specified cumulative operating income and average return on invested capital levels in the performance period. Eighty percent of the RSU award is subject to increase or forfeiture based on the extent to which we meet the target.
We respectfully submit to the Staff that further disclosure regarding our performance targets is not required because further disclosure would result in competitive harm and thus may be omitted under Instruction 4 to Item 402(b) of Regulation S-K.
Legal Standard
Instruction 4 to Item 402(b) of Regulation S-K states that registrants are not required to disclose target levels related to incentive compensation if they involve confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm to the registrant. Instruction 4 states that the standard to use when determining whether disclosure would cause competitive harm is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 under the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for nondisclosure when relying on Exemption 4 (“Exemption 4”) of the Freedom of Information Act (5 USC 552(b)(4)) (“FOIA” and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder.
Exemption 4 exempts from the public disclosure requirements of FOIA “trade secrets and commercial or financial information obtained from a person and privileged or confidential.” For Exemption 4 to apply, the following test must be satisfied:

•	the information for which an exemption is sought must be a trade secret, or the information must be commercial or financial in character;

•	the information must be obtained from a person, which includes a corporation; and

•	the information must be privileged or confidential.
Nadler v. Federal Deposit Ins. Corp., 92 F3d 93, 95 (2d Cir 1996); GC Micro Corp v. Defense Logistics Agency, 33 F3d 1109, 1112 (9th Cir 1994).
With respect to the first prong of the test, the U.S. Court of Appeals for the District of Columbia has held that the terms “commercial or financial information” should be given their ordinary meaning and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food & Drug Admin., 704 F2d 1280, 1290 (DC Cir 1983). Examples of items generally regarded as commercial or financial information include business sales statistics, technical designs, license and royalty information, customer and supplier lists, and information on financial condition. See Landfair v. United States Dept. of the Army, 645 F Supp 325, 327 (DC Cir 1986). Likewise, in Critical Mass energy Project v. Nuclear Regulatory Comm., 644 F Supp 344, 346 (DDC 1986), vacated on other grounds, 830 F2d 278, 281 (DC Cir 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.”
With respect to the second prong of the test, Columbia Sportswear Company is a corporation, and the thus the information is being obtained from a “person.”
With respect to the final prong of the test, where confidential information is compelled to be disclosed, courts have stated that if disclosure would result in substantial competitive harm, then the information constitutes “confidential information” under Exemption 4. See, e.g., McDonnell Douglas, 180 F3d at 306 (“If commercial or financial information is likely to cause substantial competitive harm to the person who supplied it, that is the end of the matter, for the disclosure would violate the Trade Secrets Act,”); Public Citizen Health Research Group, 704 F2d at 1291 (“evidence revealing ‘[a]ctual competition and the likelihood of substantial competitive injury’ is sufficient to bring commercial information within the realm of confidentiality”) (citation omitted); MCI Worldcom, Inc. v. General Services Admin., 163 F Supp 2d 28, 35 (DDC 2001) (“Information is ‘confidential’ for purposes of FOIA Exemption 4 if its release would cause ‘substantial harm’ to the competitive position of [the submitters].”). Moreover, in order to show competitive injury sufficient to justify withholding of information under Exemption 4,

“[n]o actual adverse effect on competition need be shown, nor could it be, for the requested documents have not been released. The court need only exercise its judgment in view of the nature of the material sought and the competitive circumstances in which the concessioners do business, relying at least in part on relevant and credible opinion testimony.”
Id. at 683.
Analysis
We respectfully submit that the specific cash incentive bonus and performance-based RSUs targets need not be disclosed because each constitutes confidential commercial or financial information and that their disclosure would likely result in substantial competitive injury to us. Disclosure of our cash incentive bonus target could cause us competitive harm in at least three ways:
•	First, our cash incentive bonus target historically have been calculated by subtracting taxes and discretionary bonus payouts from a net income goal, and thus constitutes a non-GAAP measure. Disclosure of either the non-GAAP target or the unadjusted net income goal may suggest not only general performance expectations to our competitors, but also anticipated achievement of strategic initiatives or management choices in a given year to emphasize either investment or income generation.

•	Second, our cash incentive bonus target is linked to our management’s confidential three-year strategic plan. Over the course of three years a competitor or financial analyst could use disclosed targets to reverse engineer or otherwise obtain information about aspects of the confidential three-year plan, including strategic decision-making processes, potential resources for expansion, expectations for investment, management’s perspective on certain strategic initiatives at different points in the three-year period, and information concerning the relation between cumulative operating income and average return on invested capital, which, as noted elsewhere, also constitute the performance-based RSUs target.

•	Third, our compensation practices are competitively sensitive. If we were required to disclose the non-GAAP cash incentive bonus target or the unadjusted net income goal, our competitors would know precisely how our financial performance affects our executive officers’ overall compensation. Our competitors could then use this information to compete unfairly when recruiting and hiring executive officers.
Disclosure of our performance-based RSUs target could cause us competitive harm in at least three ways:

•	First, our performance-based RSUs vest over three years, and the number of RSUs that vest are determined by the combined achievement of cumulative operating income and average return on capital against a pre-determined matrix of these measures. In this matrix, a continuum of payout values is associated with the achievement varying combined measures. For example, a number of combinations of company achievement result in vesting of 100 percent of the RSUs awarded. This matrix is approved by the compensation committee during the first quarter of the relevant three-year performance period, and is based on two reference points. The first reference point is management’s confidential three-year strategic plan and related sensitivity analyses. The second reference point is an analysis of management’s three-year strategic plan (and related sensitivity analyses) against investor expectations conducted by PricewaterhouseCoopers on behalf of the committee. The committee intends that 100% of the shares subject to the RSUs will vest if operating performance is consistent with providing a return to shareholders equal to our cost of capital. Disclosure of either the non-GAAP target or the unadjusted net income goal may suggest not only general performance expectations to our competitors, but also anticipated achievement of strategic initiatives or management choices in a given year to emphasize either investment or income generation. Disclosure of the cumulative operating income and average return on capital matrix may suggest not only general performance expectations to our competitors, but also anticipated achievement of strategic initiatives or management choices in a given period to emphasize either investment or income generation.

•	Second, like our cash incentive bonus target, our performance-based RSUs target is closely linked to our confidential three-year strategic plan. A competitor or financial analyst could use disclosed performance-based RSUs targets to reverse engineer or otherwise obtain information about aspects of the confidential three-year plan, including strategic decision-making processes, potential resources for expansion, expectations for investment and return on investment, and management’s perspective on certain strategic initiatives at different points in the three-year period.

•	Third, as noted above, our compensation practices are competitively sensitive. If we were required to disclose the performance-based RSUs target, our competitors would know precisely how our financial performance affects our executive officers’ overall long-term compensation. Our competitors could then use this information to compete unfairly when recruiting and hiring executive officers,
Disclosure Not Material
As an additional matter, we respectfully submit to the Staff that further disclosure regarding our cash incentive bonus and performance-based RSUs targets is not required because it is not “material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers,” and therefore is not required to be included in the Compensation Discussion and Analysis section (“CD&A).
Instruction 1 to Item 402(b) of Regulation S-K states that the purpose of the CD&A is “to provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Moreover, Item 402(b)1) of Regulation S-K states that the “discussion shall explain all material elements of the registrant’s compensation of the named executive officers.” We respectfully submit that the existing disclosure in the 2007 Proxy Statement satisfies these requirements.
In particular, since there are many combinations of cumulative operating income and average return on capital that could result in the vesting of the targeted amount of performance-based RSUs, identifying any particular combination may not aid a shareholder’s understanding of the expected difficulty in achieving 100% vesting of the targeted amount of performance-based RSUs. Therefore, even if additional disclosure about our performance-based RSUs targets would not result in competitive harm to us, we believe that additional disclosure regarding the precise target measures would not be material to an understanding of our compensation policies and decisions regarding the named executive officers.
In future filings, we will continue to comply with Item 402(b) of Regulation S-K to the extent applicable.